Points International Ltd. and American Express Sign Contract Extension

TORONTO, January 2, Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—is pleased to announce a long-term extension to its agreement with American Express.

As part of the extended agreement, American Express will be broadening the redemption options that are currently available to American Express® Membership Rewards® members through Points.com. Additionally, American Express will continue to use Points’ integration services and technology to facilitate transfers of Membership Rewards points into other programs from the American Express Membership Rewards website. To date, Points and American Express have launched several integration programs.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, allyson.pooley@icrinc.com.

For partnerships and other inquiries:

Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392, peter.lockhard@points.com.